File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

AB PRIVATE CREDIT INVESTORS CORPORATION

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND II, L.P.

AB ENERGY OPPORTUNITY FUND, L.P.

AB ENERGY OPPORTUNITY FUND II, L.P.

AB PRIVATE CREDIT INVESTORS LLC

AXA EQUITABLE LIFE INSURANCE COMPANY

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT

COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940 TO SUPERSEDE A PRIOR ORDER

All Communications, Notices and Orders to:

J. Brent Humphries

Wesley Raper

AB Private Credit Investors LLC

1345 Avenue of the Americas

New York, NY 10105

Telephone: (212) 969-1000

Copies to:

Kenneth E. Young

David J. Harris

Dechert LLP

Cira Centre, 2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-2988

March 17, 2020

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

AB PRIVATE CREDIT INVESTORS CORPORATION

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND II, L.P.

AB ENERGY OPPORTUNITY FUND, L.P.

AB ENERGY OPPORTUNITY FUND II, L.P.

AB PRIVATE CREDIT INVESTORS LLC

1345 AVENUE OF THE AMERICAS

NEW YORK, NY 10105

and

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS

NEW YORK, NY 10104

File No. 812-

: : : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO SUPERSEDE A PRIOR ORDER

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-l, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder:

•	AB Private Credit Investors Corporation, a closed-end management investment company that has elected to be regulated as a business development company (the “Existing Regulated Fund”);

•

AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Middle Market Direct Lending Fund II, L.P., AB Energy Opportunity Fund, L.P., and AB Energy Opportunity Fund II, L.P. which are entities (i) whose investment adviser is an Adviser (as defined below) and (ii) that would be investment companies but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder (the “Existing Affiliated Funds”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•

AXA Equitable Life Insurance Company, which is an entity (i) that has established one or more investment accounts that are advised by an Adviser (as defined below) and (ii) that would be an investment company but for Section 3(c) of the 1940 Act (the “Existing Managed Accounts”); and

•

AB Private Credit Investors LLC, the investment adviser to the Existing Regulated Fund, the Existing Affiliated Funds, and the Existing Managed Accounts (“AB-PCI” and, together with the Existing Regulated Fund, the Existing Affiliated Funds, and the Existing Managed Accounts, the “Applicants”),[2] on behalf of itself and its successors.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund3

[2]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[3]

“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund that is a business development company, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund that is a business development company, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

and one or more Affiliated Entities4 to engage in Co-Investment Transactions5 subject to the terms and conditions described herein.6 The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	AB Private Credit Investors Corporation

The Existing Regulated Fund was organized as a Maryland corporation on February 6, 2015 and is a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act.9 The Existing Regulated Fund commenced investment operations on November 15, 2017. The Existing Regulated Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Existing Regulated Fund’s principal place of business is 1345 Avenue of the Americas New York, NY 10105.

The Existing Regulated Fund has been structured as a “private” BDC, and has not listed its shares on a national securities exchange. The Existing Regulated Fund raises capital through private offerings in reliance on the exemption from the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”), set forth under Section 4(a)(2) thereof. The Existing Regulated Fund enters into subscription agreements with investors providing for the private placement of shares of the Existing Regulated Fund’s common stock. Each investor makes a capital commitment to purchase shares each time the Existing Regulated Fund delivers a capital call notice, which is issued based on the Existing Regulated Fund’s anticipated investment activities and capital needs. The Existing Regulated Fund’s investment objective is to generate current income and prioritize capital preservation through a portfolio that primarily invests in directly-sourced, privately-negotiated, secured, middle market loans.

[4]

“Affiliated Entity” means, with respect to a transaction, an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or any entity controlling, controlled by or under common control with an Adviser, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser with respect to such transaction.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[5]	“Co-Investment Transaction” means the acquisition or Disposition (defined below) of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[6]

The Order would supersede an exemptive order issued by the Commission on August 6, 2018 (the “Prior Order”) that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted. In the Matter of AB Private Credit Investors Corporation, et. al., Investment Company Act Release Nos. 33152 (July 7, 2018) (notice) and 33191 (Aug. 6, 2018) (order). All of the applicants to the Prior Order have been named as Applicants to the Order.

[7]

“Adviser” means AB-PCI and any other investment adviser controlling, under common control with, or primarily controlled by AB-PCI that relies on the Order or previously granted relief. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[9]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Existing Regulated Fund has a five member board (the “Board”) of which three members are not “interested persons” of the Existing Regulated Fund within the meaning of Section 2(a)(19).10

B.	AB Private Credit Investors Middle Market Direct Lending Fund, L.P.

AB Private Credit Investors Middle Market Direct Lending Fund, L.P. (“AB PCI Fund I”) is a Delaware limited partnership that is a privately-offered fund that would be an “investment company” but for Section 3(c)(7). AB-PCI is the investment adviser of AB PCI Fund I. AB PCI Fund I was organized on February 13, 2015. AB PCI Fund I’s investment objective is to generate both current income and long-term capital appreciation through debt and equity investments. AB PCI Fund I invests primarily in first and second lien senior loans and mezzanine debt, which in some cases are accompanied by an equity co-investment component.

C.	AB Private Credit Investors Middle Market Direct Lending Fund II, L.P.

AB Private Credit Investors Middle Market Direct Lending Fund II, L.P. (“AB PCI Fund II”) is a Delaware limited partnership that is a privately-offered fund that would be an “investment company” but for Section 3(c)(7). AB-PCI is the investment adviser of AB PCI Fund II. AB PCI Fund II was organized on February 28, 2018. AB PCI Fund II’s investment objective is to create an investment portfolio primarily of directly-sourced and privately-negotiated secured debt issued by North American-based middle market firms. AB PCI Fund II invests primarily in directly sourced and privately negotiated first lien, unitranche, and second lien loans. AB PCI Fund II also considers mezzanine, structured preferred stock, and non-control equity co-investments.

D.	AB Energy Opportunity Fund, L.P.

AB Energy Opportunity Fund, L.P. (“AB Energy Fund I”) is a Delaware limited partnership that is a privately-offered fund that would be an “investment company” but for Section 3(c)(7). AB-PCI is the investment adviser of AB Energy Fund I. AB Energy Fund I was organized on November 19, 2015, and, as of June 30, 2017, has combined equity commitments of approximately $458 million. AB Energy Fund I’s investment objective and strategies are to generate attractive risk-adjusted returns, through current income and capital gains, by capitalizing on private and public debt and equity investment opportunities in North American oil and gas producers. AB Energy Fund I invests primarily in privately negotiated investments (including, but not limited to, second lien loans, mezzanine loans, structured equity, and non-control equity) and publicly traded debt and equity investments (including, but not limited to, high-yield, investment grade, convertible and common stock) of small- and mid-sized oil and gas producers.

E.	AB Energy Opportunity Fund II, L.P.

AB Energy Opportunity Fund II, L.P. (“AB Energy Fund II”) is a Delaware limited partnership that is a privately-offered fund that would be an “investment company” but for Section 3(c)(7). AB-PCI is the investment adviser of AB Energy Fund II. AB Energy Fund II was organized on August 15, 2018. AB Energy Fund II’s investment objective and strategies are to generate attractive risk-adjusted returns, through opportunistic investments in companies tied to the North American energy markets. AB Energy Fund II invests primarily in directly-sourced and privately negotiated debt and equity opportunities as well as public debt and equity investment opportunities. Privately negotiated investments include but are not limited to second lien loans, mezzanine loans, structured equity, certain structured equity-financings of drilling programs, and control and non-control equity. Investments in publicly traded debt and equity include but are not limited to, high-yield, investment grade, convertible and common stock.

[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

F.	AB-PCI

AB-PCI serves as the investment adviser of the Existing Regulated Fund and each Existing Affiliated Fund. AB-PCI or an affiliate also provide or may provide administrative services to the Existing Regulated Fund and each Existing Affiliated Fund, respectively. AB-PCI is a Delaware limited liability company and is an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”). AB-PCI is a wholly-owned subsidiary of AllianceBernstein L.P., which is a New York based global asset management firm. Under the terms of an investment advisory agreement with the Existing Regulated Fund and the Existing Affiliated Fund, respectively, AB-PCI makes investment decisions for the Existing Regulated Fund and the Existing Affiliated Fund, including placing purchase and sale orders for portfolio transactions and otherwise managing their respective day-to-day operations. AB-PCI is led by J. Brent Humphries, a senior executive with significant investment advisory and business experience. Mr. Humphries is the President of each of AB-PCI, AB PCI Fund I, and AB PCI Fund II, and is a Vice President of AB Energy Fund I and AB Energy Fund II. AB-PCI manages the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Existing Regulated Fund’s and the Existing Affiliated Funds’ officers and directors/manager regularly.

G.	Equitable Life

AXA Equitable Life Insurance Company (“Equitable Life”) is a stock life insurance corporation organized under the laws of New York. Equitable Life is an indirect wholly-owned subsidiary of Equitable Holdings, Inc. (“EQH”), a Delaware corporation. EQH is a holding company for a diversified financial services organization and is the indirect parent company of AB-PCI. Equitable Life would be an “investment company” but for Section 3(c)(3). Equitable Life is also subject to applicable provisions of the insurance laws and regulations of the state of New York. AB-PCI is the investment adviser of the Existing Managed Accounts established by Equitable Life. Although EQH is an indirect parent company of both Equitable Life and AB-PCI, AB-PCI has a separate management team from Equitable Life and EQH and operates as a separate and distinct business and legal entity.

Equitable Life has established an Existing Managed Account, and may from time to time establish future managed accounts, advised by an AB-PCI Adviser. As a person that is under common control with AB-PCI, Equitable Life is a person specified in Section 57(b) of the 1940 Act. Under Equitable Life’s arrangement with AB-PCI with respect to the Existing Managed Accounts, Equitable Life may decline the opportunity for its Existing Managed Accounts to participate in whole or in part in a Co-Investment Transaction, but does not have the ability to cause AB-PCI to change the allocations of any Co-Investment Transaction.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a business development company, respectively, including any sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). In addition, with respect to Advisers deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with AB-PCI and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.    Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2.    Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.    Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4.    No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.    Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser with respect to the Co-Investment Transactions) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser with respect to the Co-Investment Transactions) will share its Co-Investment Policies with the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6.     Dispositions:

(a)    Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)    Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Advisers may adopt shared Co-Investment Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.    Board Oversight

(a)    Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)    Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)    Every year, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund’s Board with a report on the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Adviser’s Co-Investment Policies. The Adviser and the chief compliance officer will also provide any additional information as the Board may request.

8.    Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment

Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]

See, e.g., ML-Lee Acquisition Fund, L.P., et al. (File No. 812-6674) Release No. IC-16001 (Sept. 23, 1987) (order), Release No. IC-15951 (Aug. 28, 1987) (notice); Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (Jan. 18, 2017) (order), Release No. IC-32399 (Dec. 21, 2016) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Release No. IC-32683 (June 19, 2017) (order), Release No. IC-32642 (May 22, 2017) (notice); 1889 BDC, Inc., et al. (File No. 812-14682) Release No. IC-32753 (July 18, 2017) (order), Release No. IC-32687 (June 21, 2017) (notice); Barings Corporate Investors, et al. (File No. 812-14689) Release No. IC-32864 (Oct. 19, 2017) (order), Release No. IC-32822 (Sept. 20, 2017) (notice); and TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC. 32969 (Jan. 17, 2018) (order), Release No. 32945 (Dec. 20, 2017) (notice).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

c/o AB Private Credit Investors LLC

1345 Avenue of the Americas

New York, NY 10105

Attention: J. Brent Humphries

Wesley Raper

Telephone: (212) 969-1000

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Kenneth E. Young, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre, 2929 Arch Street

Philadelphia, PA 19104

Telephone: (215) 994-2988

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Existing Regulated Fund, Existing Affiliated Funds, and Existing Managed Accounts have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The Applicants have caused this Application to be duly signed on their behalf on the 17th day of March, 2020.

AB PRIVATE CREDIT INVESTORS CORPORATION

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P.

By: AB Private Credit Investors Middle Market Direct Lending G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND II, L.P.

By: AB Private Credit Investors Middle Market Direct Lending G.P. L.P., its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB ENERGY OPPORTUNITY FUND, L.P.

By: AB Energy Opportunity Management, LLC, its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Vice President

AB ENERGY OPPORTUNITY FUND II, L.P.

By: AB Energy Opportunity Management II, LLC, its general partner

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Vice President

AB PRIVATE CREDIT INVESTORS LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Steven M. Joenk
Name:	Steven M. Joenk
Title:	Managing Director and Chief Investment Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of each of AB Private Credit Investors Corporation, AB Private Credit Investors Middle Market Direct Lending Fund, L.P., AB Private Credit Investors Middle Market Direct Lending Fund II, L.P., AB Private Credit Investors LLC, AB Energy Opportunity Fund, L.P., and AB Energy Opportunity Fund II, L.P., that he is an authorized person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AB PRIVATE CREDIT INVESTORS CORPORATION, AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND, L.P., AB PRIVATE CREDIT INVESTORS MIDDLE MARKET DIRECT LENDING FUND II , L.P., AB PRIVATE CREDIT INVESTORS LLC

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	President

AB ENERGY OPPORTUNITY FUND, L.P., AB ENERGY OPPORTUNITY FUND II, L.P.

By:	/s/ J. Brent Humphries
Name:	J. Brent Humphries
Title:	Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of AXA Equitable Life Insurance Company that he is an authorized person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts with respect to AXA Equitable Life Insurance Company therein set forth are true to the best of his knowledge, information and belief.

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Steven M. Joenk
Name:	Steven M. Joenk
Title:	Managing Director and Chief Investment Officer

Resolutions Adopted by the Board Directors (the “Board”) of

AB Private Credit Investors Corporation (the “Company”)

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 (the “1940 Act”), all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretative positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions, as such officers shall deem necessary or desirable in order for the Company to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Authorized Officer or Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretative positions; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and it is further

RESOLVED, that all actions heretofore taken by any officer or director of the Company in connection with, or with respect to, the matters referred to in the foregoing resolutions be and hereby are confirmed, ratified and approved in all respects.